July 31, 2025


Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3628


Attention:      Tara Harkins
                Lynn Dicker

Re:     Alvotech
        Form 20-F for Fiscal Year Ended December 31, 2024
        File No. 001-41421

Ladies and Gentlemen:
This letter provides the response to the comment provided by the staff (the Staff) of the Securities and Exchange Commission in its comment letter dated July 21, 2025 (the Comment Letter) with respect to Form 20-F for Fiscal Year Ended December 31, 2024, filed on March 27, 2025, of Alvotech (the Company). The Staffs comment is repeated in bold and italics and is followed by the Companys response.

Form 20-F for Fiscal Year Ended December 31, 2024
Note 2.6 Revenue recognition, page F-14
We note your disclosure on pages 74-79 of your commercial partnerships that include licensing and other components. Please revise the notes to your financial statements in future filings to disclose the material terms of each of these arrangements, including your obligations under the agreements in accordance with IFRS 15.

Response: The Company acknowledges the Staffs comment and will revise the notes to its financial statements in future filings to disclose the material terms of each of its material commercial partnership agreements, including the Companys obligations under these agreements, in accordance with IFRS 15.


*     *     *     *


        Please do not hesitate to contact me at +354 825 8464 or via e-mail at lindaj@alvotech.com if you have any questions.




Very truly yours,


_/s/__Linda Jonsdottir_____________

Linda Jonsdottir
Chief Financial Officer


cc:     Robert Wessman, Alvotech
Tanya Zharov, Alvotech
Divakar Gupta, Cooley LLP
Katie Kazem, Cooley LLP